EXHIBIT 3.1

RESOLUTION OF THE

BOARD OF DIRECTORS OF

BANCFIRST CORPORATION

WHEREAS, Article XXVIII, Section 1, of the Corporation’s Bylaws provide that the amendment of such Bylaws requires an affirmative vote of a majority of either the shareholders of the Corporation that are entitled to vote, or an affirmative vote of a majority of the Board of Directors at any regular or special meeting of the Corporation; and

WHEREAS, the Board of Directors believes it to be advisable and in the best interests of the Corporation to adopt the following resolution to amend Article XXVII, Section 1 of said Bylaws of the Corporation providing for the indemnification of the Corporation’s officers and directors as is authorized pursuant to applicable Oklahoma law, and the Corporation’s Certificate of Incorporation and Bylaws.

NOW, THEREFORE, BE IT RESOLVED, that Article XXVII, Section 1 of the Bylaws of the Corporation shall be amended to read as follows:

Article XXVII

Indemnification of Officers and Directors

Section 1. Actions Other than in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer, of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture or other enterprise against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 2. Actions by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney’s fees) actually and reasonable incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonable believed to be in or not opposed to the best interest of the corporation; except that no indemnification shall be made in respect of any claim, issue or matter for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine, upon application, that despite the adjudication of liability, but in the view of all the circumstances of the case, such person is fairly and reasonable entitled to indemnity for such expenses which the court shall deem proper.

Section 3. Determination of Right to Indemnity. Any indemnification under Section 1 or Section 2 above (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standards of conduct set forth in Section 1 or Section 2. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding (“disinterested directors”), or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the shareholders.

Section 4. Advancement of Expenses. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if he is not ultimately able to demonstrate that he is entitled to be indemnified by the Corporation as authorized herein.

Section 5. Insurance. The Corporation may purchase (upon resolution duly adopted by the board of directors) and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability.

Section 6. Indemnification Required. To the extent that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to herein or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Section 7. Nonexclusivity. The right of indemnification and advancement of expenses hereinabove provided shall not be deemed exclusive of any rights to which any such person may now or hereafter be otherwise entitled and specifically, without limiting the generality of the foregoing, shall not be deemed exclusive of any rights pursuant to statute or otherwise, of any such person in any such action, suit or proceeding to have assessed or allowed in his favor against the Corporation or otherwise, his costs and expenses incurred therein or in connection therewith or any part thereof.

Section 8. Prohibitions. Notwithstanding any of the foregoing, the right of indemnification shall not be available to any director or officer in connection with any liability or legal expense incurred or imposed in any proceeding brought by any federal banking agency that results in a settlement or final order where the Corporation’s director or officer is assessed a civil money penalty, is removed or prohibited from engaging in banking activities, or directs the director or officer to cease an action or take any affirmative action regarding the Corporation or its financial institution subsidiary.

SECRETARY’S CERTIFICATE

The undersigned hereby certifies that he is the Corporate Secretary of BancFirst Corporation, a corporation duly organized and existing under the laws of the State of Oklahoma; that the foregoing is a true and correct copy of the resolution adopted at a meeting of the Board of Directors of said corporation held on April 22, 2004, at which meeting a quorum was at all time present and acting; that the passage of said resolutions was in all respects legal; and that said resolutions are in full force and effect.

Date: May 5, 2004	/s/ Joe T. Shockley, Jr.

Joe T. Shockley, Jr.
Corporate Secretary